KW 3/10/14

[redacted]

14048197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Park Madison Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road
(No. And Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — 212-490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Marks Paneth, LLP
(Name - *if individual state last, first, middle name)*

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington DC

PUBLIC

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Nancy I. Lashine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Madison Partners, LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONYA M. PARKER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PA6012927
Qualified in Kings County
My Commission Expires January 06, 2015

Tonya M. Parker
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of change in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

MARKS PANETH
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Members
of Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (a Limited Liability Company) as of December 31, 2013, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Park Madison Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Marks Paneth LLP

New York, NY
February 28, 2014

PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 2,195,079
Securities owned at fair value	10,640
Placement fees and retainer receivable	2,494,686
Equipment, furniture and fixtures, at cost, net of accumulated depreciation of $ 39,574	30,817
Prepaid expenses and other assets	11,696
Prepaid taxes	22,035
Security deposit	17,270
Due from affiliate	21,760
TOTAL ASSETS	$ 4,803,983

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 853,000
Accrued pension cost	636,684
Deferred rent liability	6,562
	1,496,246
Commitments and contingencies	
MEMBERS' EQUITY	
Members equity	3,142,762
Accumulated other comprehensive income	164,975
	3,307,737
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,803,983

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract. Revenue for placement services is recognized upon the closing of the associated funds, calculated as a percentage of the of the capital commitment made by an investor.

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable.

Concentrations

Approximately 90% of revenue was attributable to one client in the current year.

The Company maintains a cash account with a financial institution. At times the balance may exceed the Federal Deposit Insurance Corporation insurance limits. At December 31, 2013 amounts over the insurance limit were approximately $1,977,000.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At December 31, 2013, securities in this financial institution did not exceed SIPC insurance limits.

Equipment, Furniture and Fixtures

Depreciation and amortization is provided on the straight-line method over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such is not subject to federal and state income taxes. The Company is subject to local unincorporated business taxes on net earnings from services provided within the local tax jurisdiction. The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to certain expenses that are not deductible for unincorporated business taxes, including member compensation and jurisdiction's apportionment. The Company files its tax return on the cash basis.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences resulting from the use of cash basis accounting for tax purposes.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2010.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. SECURITIES OWNED AT FAIR VALUE

The Company holds an investment in a mutual fund, which consists of short-term U.S. fixed income bonds. The fair value of the investment at December 31, 2013 was $10,640.

Investment activity consists of the following for the year ended December 31, 2013:

Interest and dividend income	$ 104
Net unrealized loss on investment	(90)
	$ 14

3. SECURITIES OWNED AT FAIR VALUE (continued)

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Investments in mutual funds are valued using market prices in active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative total net assets available for benefits. For the year ended December 31, 2013, there were no significant transfers in or out of level 1.

4. PLACEMENT FEES AND RETAINER RECEIVABLE

Based on the terms of various contracts and the estimated collections, the outstanding balances as of December 31, 2013 is as follows:

2014	$ 1,963,311
2015	531,375
	$ 2,494,686

PARK MADISON PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

5. COMMITMENTS

On May 31, 2011, the Company entered into an operating lease agreement to lease office space in New York City. The operating lease will expire on December 31, 2014.

At December 31, 2013, the future minimum lease payments under the lease are as follows:

Year ending December 31, 2014	$ 111,000

Total rent and occupancy expense amounted to $112,983 for year ended December 31, 2013.

6. EQUIPMENT, FURNITURE AND FIXTURES

		Estimated Useful Life
Equipment	$ 42,515	5 years
Furniture and fixtures	27,876	7 years
Subtotal	70,391	
Less accumulated depreciation	39,574	
	$ 30,817	

7. RETIREMENT PLANS

The Company maintains a defined benefit pension plan ("DB Plan") covering substantially all of its employees. Members accrue a benefit of 10% of compensation for a plan year. Non-owners accrue a benefit of 0.75% of compensation for a plan year. Normal retirement age is 62. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Expected Company contributions in 2014 are approximately $253,000.

The following tables set forth further information about the Company's DB Plan as of and for the year ended December 31, 2013 as measured by the Company's actuaries:

Obligations and Funded Status

Benefit obligation	$ 2,640,764
Plan assets at fair value	2,037,068
Unfunded status	$ 603,696

Accumulated benefit obligation	$ 2,640,764
Employer contributions	352,754
Plan participant contributions	-
Benefits paid	-
Actual Return on Plan Assets	171,316

7. RETIREMENT PLANS (continued)

Amounts recognized in the statement of financial position consist of:

Liabilities	$ 603,696

Amounts recognized in accumulated other comprehensive income consist of:

Gain	$ 164,975

Amounts recognized in other comprehensive income during 2013:

Net gain (with amortization below)	$ 530,177

Net Periodic Benefit Cost

Service cost	$ 511,206
Interest cost	97,478
Expected return on plan assets	(98,045)
Amortization of net gain	$ 4,297
Net periodic benefit cost	$ 514,936

Estimated amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during the next fiscal year is nil.

The following assumptions were used in accounting for the DB Plan:

Assumptions used to determine benefit obligations at December 31, 2013:	
Discount rate (4.00% at 12/31/2012)	3.80%
Expected long term rate of return on plan assets	5.50%
Rate of compensation increase	Not Applicable
Assumptions used to determine net periodic benefit cost for year ended December 31, 2013:	
Discount rate (4.00% at 12/31/2012)	3.80%
Rate of compensation increase	Not Applicable

Mortality tables used are the 2013 Annuitant Mortality Tables prescribed by the IRS under section 430(h)(3) at December 31, 2012 and the 2014 Lump Sum Mortality Tables prescribed by the IRS under section 430 (h)(3) with no pre-retirement mortality at December 31, 2013. The actuarial assumptions for the form of payout was changed from a life annuity used in 2012 to a lump sum in 2013. This change was made to reflect the assumption that the owners will almost always take a lump sum and roll the proceeds over to an IRA. In the case of the Company, such anticipated lump sum payouts represent virtually the entire liability of the plan. Such change resulted in a reduction of pension liability with an offset to accumulate other comprehensive income.

No plan assets are expected to be returned to the Company during 2014.

A projected payout of $2,549,758 is expected to be paid in the year ended December 31, 2019.

7. RETIREMENT PLANS (continued)

In December 2007, the Company established a qualified noncontributory profit-sharing plan covering all eligible employees. The Plan provides for contributions by the Company in such amounts as the Managing Members may annually determine subject to statutory limitations. Total profit-sharing expense amounted to $32,988 for the year ended December 31, 2013 and the related liability of $32,988 at December 31, 2013.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013, the Company's net capital of $708,517 exceeded required net capital of $99,750 by $608,767, and the ratio of aggregate indebtedness to net capital was 2.1 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

9. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since December 31, 2013 up until the date of the audit opinion and determined that there are no material events that would require disclosures in the Company's financial statements.